

October 5, 2023

Joseph D. Tarry
President and Chief Executive Officer
Public Service Company of New Mexico
414 Silver Avenue SW
Albuquerque, New Mexico 87102

> **Re: Public Service Company of New Mexico**
> **PNM Energy Transition Bond Company I, LLC**
> **Registration Statement on Form SF-1**
> **Filed September 8, 2023**
> **File Nos. 333-274433 and 333-274433-01**

Dear Joseph D. Tarry:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1

Form of Prospectus
Security for the Series A Bonds
Pledge of Collateral, page 86

1. We note that, in addition to the energy transition property, the collection account and all of its subaccounts will also secure the bonds, including "all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

<u>Issuance of Additional Energy Transition Bonds or Other Similar Bonds, page 91</u>

2. We note your disclosure here and elsewhere in the form of prospectus regarding the conditions of issuance of additional energy transition bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.

<u>Part II - Information Not Required in Prospectus</u>
<u>Item 14. Exhibits, page II-3</u>

3. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

4. We note that throughout the registration statement you refer to the "series supplement" to the indenture. However, your list of exhibits does not include a form of the series supplement. Please confirm that the form of series supplement will be attached as an exhibit to the form of indenture, or else file a form of series supplement as an exhibit to your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Benjamin Meeks at 202-551-7146 or Arthur Sandel at 202-551-3262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance